51TALK ONLINE EDUCATION GROUP

24 Raffles Place #17-04 Clifford Centre,

Singapore 048621

December 5, 2023

VIA EDGAR

Ms. Taylor Beech

Ms. Jennie Beysolow

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	51Talk Online Education Group (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2022 Filed April 6, 2023 Correspondence filed September 5, 2023 File No. 001-37790

Dear Ms. Beech and Ms. Beysolow:

This letter sets forth the Company’s response to the comments contained in the letter dated November 6, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 6, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on September 5, 2023. The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Correspondence filed September 5, 2023

Item 3. Key Information, page 4

1.	We note your response to prior comment 1 and reissue in part. Please revise to acknowledge that Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

The Company respectfully submits to the Staff that in 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved. As a result, the Company does not have a variable interest entity structure and conducts its operations through its offshore subsidiaries and mainland China subsidiaries.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

The Foreign Investment Law of the PRC, or the PRC Foreign Investment Law, effective January 1, 2020, together with its implementation rules and ancillary regulations, has set the regulatory landscape for foreign investments in mainland China and investment activities in mainland China by foreign investors. Pursuant to the PRC Foreign Investment Law, foreign investment in industries outside the scope of the negative list is generally regulated in the same way as enterprises invested by Chinese domestic investors, subject to certain PRC regulations of loans to and direct investment in entities in mainland China by offshore holding companies and foreign exchange. The currently effective negative list for foreign investment, i.e. the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List, prohibits foreign investors from, among others, investing in internet news information services or holding more than 50% of the equity interest in an enterprise that provides value-added telecommunications services. Foreign investments in fields that are not prescribed as “restricted” or “prohibited” in the 2021 Negative List shall be treated in accordance with the principle of equality as if they are PRC domestic enterprises. The Company primarily conducts its operations outside mainland China, and only conducts a limited portion of its operations in mainland China, which is related to research and development, administration, and sales and marketing, through its mainland China subsidiaries. It is the opinion of the Company’s PRC legal counsel, Shihui Partners, that the Company’s operations in mainland China do not fall within any restricted or prohibited fields under the 2021 Negative List. Accordingly, subject to certain PRC regulations of loans to and direct investment in entities in mainland China by offshore holding companies and foreign exchange, the Company’s mainland China subsidiaries are generally regulated in the same way as enterprises invested by Chinese domestic investors.

Based on the Company’s current corporate structure and the analysis set out above, it is the opinion of the Company’s PRC legal counsel, Shihui Partners, that there is no material risk as to that the PRC government could disallow the Company’s current holding company structure.

2.	We note your response to prior comment 2 and reissue in part. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

ITEM 3. KEY INFORMATION

Our Holding Company Structure

. . .

The PRC government has recently implemented industry-wide regulations, including data security and anti-monopoly related regulations. After the divestiture of the China Mainland Business, we have ceased selling our service offerings in mainland China and only conduct part of our operations in mainland China, thereby regulations in this nature or regulatory actions related to the PRC Enterprise Income Tax Law ~~do not~~ have not had a material impact to our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. For example, the PRC government has recently promulgated a series of cybersecurity and data privacy laws and regulations in China, including the PRC Cybersecurity Law and the Cybersecurity Review Measures. In light of our current business focus on countries and regions outside mainland China after the divestiture of the China Mainland Business and the service providers hosting our servers and routers being located in Singapore, as of the date of this annual report, we have not experienced any material impact of the recently promulgated cybersecurity and data privacy laws and regulations on our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.” Furthermore, regulators in mainland China have recently focused on enforcement of anti-monopoly and unfair competition rules, which have not materially affected our operations because we have shifted our business focus to countries and regions outside mainland China. However, new regulatory actions relating to data security or anti-monopoly concerns in mainland China may be taken, and there is no assurance that such new regulatory actions will not materially impact our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange.

Our Holding Company Structure, page 4

3.	We note your response to prior comment 3 and reissue in part. Please revise to discuss the “variety of laws and regulations in Hong Kong” to which you are subject that you reference, aside from the laws and regulations related to data privacy and cybersecurity, anti-monopoly and education, and address to what extent the company believes that it is compliant with the relevant regulations or policies.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Our Holding Company Structure

. . .

In addition, as we conduct operations in Hong Kong, we face legal and operational risks under a variety of laws and regulations in Hong Kong~~, such as laws and regulations related to~~ regarding data privacy and cybersecurity, copyright, anti-money laundering, anti-monopoly, ~~and~~ education, employment and labor, consumer protection and anti-discrimination. As of the date of this annual report, we believe we have complied with the relevant laws and regulations in Hong Kong in all material respects. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong have not had a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States or other foreign stock exchange. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—We provide our course offerings to our students in Hong Kong and are subject to laws, rules and regulations governing the accessibility and content of our course offerings, such as the Education Ordinance and anti-discrimination laws. Non-compliance with the relevant laws and regulations regarding our operations in Hong Kong may materially and adversely affect our reputation, business operations and prospects.”

Cash Flows through Our Organization, page 5

4.	We note your response to prior comment 6 and reissue in part. Provide a description of how cash is transferred between you and your PRC subsidiaries, and provide more detail explaining the restrictions on foreign exchange and cross-border cash transfers from the PRC.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Cash Flows through Our Organization

. . .

51Talk Online Education Group is a holding company with no operations of its own. ~~Under laws of mainland China,~~ 51Talk Online Education Group may, ~~and its offshore subsidiaries can~~ through capital contributions or loans, provide funding to its wholly owned subsidiaries in Hong Kong or subject to the satisfaction of applicable government registration and approval requirements, to ~~through capital contributions or loans. Its HK subsidiary, HelloWorld Online Education Group (HK) Limited, in turn, may transfer cash to~~ its wholly owned mainland China subsidiaries ~~through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements~~. In particular, 51Talk Online Education Group may, through capital contributions, to provide funding to its wholly owned subsidiaries in Hong Kong, which in turn may provide funding to mainland China subsidiaries wholly owned by such Hong Kong subsidiaries through capital contributions, subject to the satisfaction of applicable government registration and approval requirements in mainland China. Additionally, 51Talk Online Education Group or its offshore subsidiaries may directly provide funding to its wholly owned subsidiaries in mainland China through loans, subject to the satisfaction of applicable government registration and approval requirements in mainland China. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulation on loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, offshore subsidiaries of 51Talk Online Education Group pay service fees to certain mainland China subsidiary of 51Talk Online Education Group pursuant to operating management service agreements, marketing service agreements and research and development service agreements. Mainland China subsidiaries of 51Talk Online Education Group may distribute dividends or make other distributions on equity to 51Talk Online Education Group, subject to satisfaction of applicable government filing and approval requirements. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Our mainland China subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

. . .

In addition, under laws and regulations of mainland China, our mainland China subsidiaries are subject to restrictions on foreign exchange and cross-border cash transfers, including to our holding company 51Talk Online Education Group and to U.S. investors. For example, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Governmental regulation of currency conversion in mainland China may affect the value of your investment” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulations relating to foreign exchange registration of international investment by mainland China residents may subject our mainland China resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” To the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations by the PRC government on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other asset transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions imposed by the PRC government. ~~None~~ Neither our subsidiaries nor the former mainland China consolidated VIEs made cash dividends or other distributions to 51Talk Online Education Group, the holding company, or its offshore subsidiaries, in the years ended December 31, 2020, 2021 and 2022. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

5.	We note your proposed disclosure in response to prior comment 7 that “funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets,” and that “there is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions.” In each case, please further revise to clarify that it is the imposition of restrictions and limitations by the PRC government. Make conforming changes each place this disclosure appears.

The Company respectfully submits to the Staff that (i) the proposed revision with respect to the section of “Cash Flows through Our Organization” under Item 3. Key Information is included in the Company’s response to Comment # 4, (ii) the proposed revision with respect to the summary risk factors section under Item 3. Key Information is included in the Company’s response to Comment # 8, and (iii) the proposed revision with respect to the section of liquidity and capital resources under Item 5. Operating and Financial Review and Prospects is included in the Company’s response to Comment # 6.

6.	We note your response to prior comment 9 and reissue our comment. Please include disclosure comparable to the disclosure in this section in Item 5 of this Form 20-F and provide us with your proposed disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B. Liquidity and Capital Resources

Cash Flows and Working Capital

51Talk Online Education Group is a holding company with no operations of its own. 51Talk Online Education Group may, through capital contributions or loans, provide funding to its wholly owned subsidiaries in Hong Kong or subject to the satisfaction of applicable government registration and approval requirements, to its wholly owned mainland China subsidiaries. In addition, offshore subsidiaries of 51Talk Online Education Group pay service fees to certain mainland China subsidiary of 51Talk Online Education Group pursuant to operating management service agreements, marketing service agreements and research and development service agreements. Prior to the termination of the variable interest entity structure, 51Talk Online Education Group and its offshore subsidiaries may provide funding to the former mainland China consolidated VIEs through loans, and the former mainland China consolidated VIEs may transfer cash to our mainland China subsidiaries by paying service fees under the relevant contractual arrangements. To effectively manage cash flow within our organization, We have put in place relevant cash management policies. For a more detailed description of cash flows within our organization and our cash management policies, see “Item 3. Key Information—Cash Flows through Our Organization.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

Our ability to distribute earnings to U.S. investors is limited. We are a Cayman Islands holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. As of the date of this annual report, we only derive revenues from business operations conducted through our offshore subsidiaries. As we primarily derive our revenue from our operations in countries and regions outside mainland China, we are more likely to rely on dividend payments or other distributions from our offshore subsidiaries, if our offshore subsidiaries decide to do so. Additionally, under our current corporate structure, our mainland China subsidiaries may also distribute dividends or make other distributions on equity to us, subject to satisfaction of applicable government filing and approval requirements. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Our mainland China subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

In addition, under laws and regulations of mainland China, our mainland China subsidiaries are subject to restrictions on foreign exchange and cross-border cash transfers, including to our holding company 51Talk Online Education Group and to U.S. investors. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulations relating to foreign exchange registration of international investment by mainland China residents may subject our mainland China resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” To the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations by the PRC government on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other asset transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions imposed by the PRC government. Neither our subsidiaries nor the former mainland China consolidated VIEs made cash dividends or other distributions to 51Talk Online Education Group, the holding company, or its offshore subsidiaries, in the years ended December 31, 2020, 2021 and 2022. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

Permissions for Our Operations and Securities Issuances to Offshore Investors, page 5

7.	We note your response to prior comment 5 and reissue in part. Please revise to disclose each permission or approval that you, or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer securities to foreign investors. In this regard, we note that your disclosure only generically references the relevant local department from which you obtained business licenses, but does not identify these licenses and also suggests there may be other approvals required. Your disclosure also does not address any approvals required by Hong Kong authorities and only speaks to approvals required to operate your business without addressing approvals required to offer securities to foreign investors. Please revise the last paragraph of your revised disclosure to reference approvals required in Hong Kong as well. Lastly, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors, including CSRC and CAC approval. If true, state as much and explain why such an opinion was not obtained. In this regard, we note you only state that you were “advised” by your PRC counsel, and with respect to your conclusions regarding CSRC approval, you do not mention counsel at all.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

Permissions for Our Operations and Securities Issuances to Offshore Investors

51Talk Online Education Group is not an operating company, but rather a Cayman Islands holding company. We conduct part of our operations through our subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. ~~As of the date of this annual report, there are no material license or permission requirements for our current operations in mainland China.~~ As of the date of this annual report, ~~after consulting with~~, it is the opinion of our PRC legal counsel, Shihui Partners, that ~~we believe~~ our mainland China subsidiaries (i) have obtained the requisite approvals and permissions from the PRC government authorities that are necessary for our business operations, namely, (a) ~~a~~ the business license of HelloWorld Online issued by the ~~State~~ Administration for Market Regulation ~~for each of our mainland China subsidiaries and~~ of Shijingshan District, Beijing Municipality, (b) the housing fund deposit registration of HelloWorld Online with ~~competent housing fund administration agencies~~ the Beijing Housing Fund Management Center, and (c) the business license of Nanjing HelloWorld Online issued by the Administration for Market Regulation of Lishui District, Nanjing Municipality, and (ii) have not been denied of such approvals and permissions. Furthermore, with respect to our operations in Hong Kong, our Hong Kong subsidiaries have obtained the requisite approvals and permissions from competent Hong Kong regulatory authorities that are necessary for our business operations, namely, the business registration license of HelloWorld Online HK and the business registration license of COE HK Co II, both issued by the Commissioner of Inland Revenue in Hong Kong.

In connection with our issuance of securities to offshore investors, as of the date of this annual report, based on the current status of our company and mainland China subsidiaries, it is the opinion of our PRC legal counsel, Shihui Partners, that we and our PRC subsidiaries, are not required to (i) obtain permissions from the China Securities Regulatory Commission, or the CSRC, or (ii) go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain other permission or approval from the PRC government authorities.

. . .

In addition, in the event that we or our subsidiaries do not receive or maintain such permissions or approvals that are necessary to conduct our operations in mainland China and Hong Kong, inadvertently conclude that such permissions or approvals are not required, or are required to obtain such permissions or approvals in the future as a result of revisions or amendments in applicable laws, regulations, or interpretations, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

D. Risk Factors

Risks Related to Our Global Operations, page 7

8.	We note your response to prior comment 11 and reissue. In this regard, we note the inclusion of references to “jurisdictions where we operate” with respect to disclosure which was previously focused on risks related to the PRC government. Please remove the mitigating language and discuss plainly and directly the risks in mainland China and Hong Kong as directed in the comment. Additionally, please revise any other China-Based Companies disclosure with mitigating language in a similar fashion, such as on pages 2 and 23 of your 20-F. In addition, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

FORWARD-LOOKING INFORMATION

. . .

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	[. . .]

•	relevant government policies and regulations relating to our corporate structure, business and industry in mainland China, Hong Kong and overseas;

•	general economic and business condition in mainland China, Hong Kong and overseas ~~the markets where we operate~~; and

•	assumptions underlying or related to any of the foregoing.

Risks Related to Our Global Operations

•	[. . .]

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

•	Uncertainties in the interpretation and enforcement of laws and regulations of mainland China ~~the jurisdictions that we operate in~~ could limit the legal protections available to you and us. Rules or regulations in mainland China are evolving and ~~the jurisdictions where we operate~~ may be changed with little advance notice. In addition, the application and enforcement of certain laws and regulations may be carried out at local departments or agencies, and their approaches in applying or enforcing the same laws or regulations may not be uniform and may be subject to uncertainties across different localities in mainland China ~~for countries and regions that are geographically large~~. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Uncertainties in the interpretation and enforcement of laws and regulations of mainland China ~~the countries and regions that we operate in~~ could limit the legal protections available to you and us.”

•	[. . .]

•	The mainland China government’s significant ~~governmental~~ oversight and discretion over our operations in mainland China ~~which countries and regions where we operate~~ could result in a material adverse change in our operations and the value of our ADSs. Our operations may be intervened or influenced by relevant governmental authorities in ~~the countries and regions where we operate~~ mainland China at any time, which could result in a material change in our operations and/or the value of our ADSs. In addition, the mainland China government may take regulatory actions to exert oversight over offerings conducted overseas and/or foreign investment in issuers with significant operations in mainland China, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless. ~~to~~ To the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets by the PRC government. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other assets transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions imposed by the PRC government. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—The mainland China government’s significant oversight and discretion over our operations in mainland China ~~by governmental authorities in the jurisdictions where we operate~~ could result in a material adverse change in our operations and the value of our ADSs.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

Risks Related to Our Global Operations

. . .

Uncertainties in the interpretation and enforcement of laws and regulations of mainland China ~~the countries and regions that we operate in~~ could limit the legal protections available to you and us.

The legal system of mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

Our mainland China subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in mainland China. However, since these laws and regulations are relatively new and the legal system of mainland China continues to evolve, the interpretations and enforcement of these laws, regulations and rules are subject to change.

~~We conduct our operations in various countries and regions, including mainland China, Hong Kong, and certain Southeast Asia countries, such as Singapore, the Philippines and Malaysia. The relevant laws and regulations regarding our operations in the legal systems of the countries and regions where we operate are different and subject to interpretation and enforcement of government authorities in the relevant jurisdictions. We may incur additional legal and other resources to comply with different and specific requirements imposed by relevant authorities in different countries and regions where we operate.~~

~~In addition, the legal system within each country or region where we operate is evolving, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules also involves uncertainties.~~ The timeline for amending or promulgating a law or regulation may vary widely. Besides, legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. It is difficult to anticipate when rules or regulations in the jurisdictions where we operate may be amended or new rules or regulations may be enacted, and rules or regulations in the jurisdictions where we operate may be changed with little advance notice. Furthermore, in countries and regions that are divided into various provinces, municipalities or localities, different laws, rules, regulations and policies may have different and varying application and enforcement practices in different parts of that country or region.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. ~~In certain Asian countries, local administrative and court authorities and in certain cases, independent organizations,~~ However, since administrative and court authorities in mainland China have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy than in more developed legal systems ~~in many of the jurisdictions that we operate in~~. Furthermore, ~~certain legal systems in the jurisdictions where we operate are~~ the legal system of mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in ~~certain jurisdictions where we operate~~ mainland China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in ~~the jurisdictions where we operate~~ mainland China could materially and adversely affect our business and impede our ability to continue our operations.

The mainland China government’s significant oversight and discretion over our operations in mainland China could result in a material adverse change in our operations and the value of our ADSs.

We conduct our operations in mainland China through our mainland China subsidiaries. Our operations in mainland China are governed by laws and regulations of mainland China. The mainland China government has significant oversight and discretion over the conduct of our operations in mainland China, and it may intervene in or influence our operations. For example, we divested our China Mainland Business in June 2022 and have since focused on our international business. However, there is no assurance that relevant governmental authorities in mainland China would fully apprehend the impact of the divestiture of our international business and our on-going operations and may consider that we are still subject to the Alleviating Burden Opinion. As a result, governmental authorities in mainland China may take actions against us, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in issuers with significant operations in mainland China depending on the facts and circumstances. In the event that we are required to seek approval, permissions or other actions from relevant mainland China’s regulatory authorities in connection with our offerings that are conducted overseas and foreign investment in our mainland China subsidiaries, failure to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment could significantly limited or completely hindered our ability to offer or continue to offer securities to investors or cause the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our operations in mainland China.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

The approval of and filing with the CSRC or other PRC government authorities may be required, page 28

9.	We note your response to prior comment 5 that you do not believe you are subject to CSRC filing requirements. Please update this risk factor accordingly.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings and capital raising activities under the laws of mainland China if the CSRC or other PRC government authorities determine that their regulatory regimes for offshore offerings and capital raising activities apply to us. ~~, and, if~~ If required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval is obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

The new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released on February 17, 2023, or New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offing activities. In addition, after a domestic company has offered and listed securities in an overseas markets, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. ~~According to the New Filing Rules, the Company shall be deemed to be a domestic enterprise indirectly listed overseas.~~ However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct future offshore offerings or capital raising activities or are involved in other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC, together with other relevant government authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023. According to the Archives Rules, domestic mainland China companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Archives Rules also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. For more details of the New Filing Rules, please refer to “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Overseas Listing and M&A Rule.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

Under the current PRC laws, rules and regulations, we are subject to the following test in determining whether we and our mainland China subsidiaries are subject to the filing procedures with the CSRC: (i) whether our mainland China subsidiaries account for more than 50% of our operating revenue, profits, total assets or net asset in our audited consolidated financial statements for the most recent completed fiscal year, and (ii) whether the majority of our senior management are Chinese citizens or domiciled in mainland China, or the key aspects of our business activities are conducted in mainland China, or our main places of operations are located in mainland China. As of the date of this annual report, based on the current status of our company and mainland China subsidiaries, it is the opinion of our PRC legal counsel, Shihui Partners that (i) our future offshore offering or listing in an overseas market are not subject to the filing requirements of the CSRC, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, and (ii) we are also not subject to the requirements of filing a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting.

~~In addition,~~ However, we cannot assure you that any new rules or regulations promulgated in the future will not require us to seek approval from or fulfill the filing requirement or other procedures with the CSRC or other PRC government authorities in connection with our future offshore offerings and capital raising activities. ~~impose additional requirements on us.~~ If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, are required for our offshore offerings or capital raising activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. In addition, there are uncertainties with regard to whether any report filed with the CSRC after the occurrence of certain material corporate events will be subject to any further action from the CSRC in the event that our future offshore offerings and capital raising activities are subject to the regulatory regimes of the CSRC or other PRC government authorities. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore, offerings, capital raising activities or certain material corporate events, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings, capital raising activities or certain material corporate events. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings or capital raising activities before settlement and delivery and further actions of the shares offered or take any actions regarding our material corporate events. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement, delivery and further actions may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings or capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

General

10.	We note your response to prior comment 17 and reissue our comment, as you have not provided your proposed revised disclosure. Refrain from using terms such as “we” or “our” when describing activities or functions performed by the former VIEs in their historical capacity or from implying that the historical contractual agreements were equivalent to equity ownership in the former VIEs. Any references to control or benefits that accrued to you because of the former VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the former VIEs under U.S. GAAP. Your disclosure about historical operations should clarify that you were the primary beneficiary of the former VIEs for accounting purposes. In this regard, we note as an example only your disclosure that, “[w]e began our operations in July 2011 through Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, a mainland China domestic company, which became our consolidated VIE through a series of contractual arrangement[s].” Revise throughout the document, as applicable.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Permissions for Our Operations and Securities Issuances to Offshore Investors

. . .

Historically, ~~we conducted our business~~ 51Talk Online Education Group provided English education services in mainland China primarily through ~~our~~ its mainland China subsidiaries and the former mainland China consolidated VIEs. ~~In 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved. As of December 31, 2022, we did not have any variable interest entity in mainland China.~~ As a result of the contractual arrangements, ~~Our Cayman Islands holding company~~ 51Talk Online Education Group was considered the primary beneficiary of the former mainland China consolidated VIEs for accounting purposes and consolidated the former mainland China consolidated VIEs as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, ~~we~~ 51Talk Online Education Group treated the former mainland China consolidated VIEs as ~~our~~ its consolidated entities under U.S. GAAP, and ~~we~~ 51Talk Online Education Group consolidated the financial results of the former mainland China consolidated VIEs in ~~our~~ its consolidated financial statements in accordance with U.S. GAAP. In 2022, all of the former mainland China consolidated VIEs were divested along with the China Mainland Business or subsequently dissolved. As of December 31, 2022, 51Talk Online Education Group did not have any variable interest entity in mainland China. As used in this annual report, “we,” “us,” “our company” and “our” refer to 51Talk Online Education Group and its subsidiaries.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

ITEM 4. INFORMATION ON THE COMPANY

A.            History and Development of the Company

~~We~~ 51Talk Online Education Group began ~~our operations~~ English education services in July 2011 through Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, a mainland China domestic company, which became ~~our~~ one of the former mainland China consolidated ~~VIE~~ VIEs through a series of contractual arrangements. As a result of the contractual arrangements, 51Talk Online Education Group was considered the primary beneficiary of Dasheng Zhixing for accounting purposes and consolidated Dasheng Zhixing as required by Accounting Standards Codification topic 810, Consolidation.

11.	We note the changes you made to your Risk Factors section relating to legal and operational risks associated with PRC regulations compared to your Annual Report on Form 20-F for the fiscal year ended December 31, 2021. Although we note the divestiture of your China Mainland Business and VIEs, given you still maintain operations in mainland China and Hong Kong, it is unclear to us that there have been changes in the regulatory environment in the PRC since the 2021 20-F was filed warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the 2021 20-F, such as on pages 21, 46-47, and 65-66 of your 2021 20-F.

The Company respectfully submits to the Staff that the proposed revision with respect to the restoration of the risk factors titled “The mainland China government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.” and “Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.” on pages 46-47 of the Company’s 2021 Form 20-F is included in the Company’s response to Comment # 8.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

In response to the Staff’s comment on the restoration of the disclosure on pages 21, 46, 65-66 of the Company’s 2021 Form 20-F, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Risks Related to Our Global Operations

•	We are subject to risks associated with operating in the rapidly evolving Asia, and we are therefore exposed to various risks inherent in operating and investing in the region. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—We are subject to risks associated with operating in the rapidly evolving Asia, and we are therefore exposed to various risks inherent in operating and investing in the region.”

•	Uncertainties in the interpretation and enforcement of laws and regulations of mainland China ~~the jurisdictions that we operate in~~ could limit the legal protections available to you and us. Rules or regulations in mainland China are evolving and ~~the jurisdictions where we operate~~ may be changed with little advance notice. In addition, the application and enforcement of certain laws and regulations may be carried out at local departments or agencies, and their approaches in applying or enforcing the same laws or regulations may not be uniform and may be subject to uncertainties across different localities ~~for countries and regions that are geographically large~~. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Uncertainties in the interpretation and enforcement of laws and regulations of mainland China ~~the countries and regions that we operate in~~ could limit the legal protections available to you and us.”

•	Territorial disputes between the jurisdictions where we operate our business may disrupt the economy and business environment the jurisdictions where we operate our business, which may negatively impact our business operations in these jurisdictions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Territorial disputes between the jurisdictions where we operate our business may disrupt the economy and business environment the jurisdictions where we operate our business, which may negatively impact our business operations in these jurisdictions.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

•	The significant governmental oversight and discretion by the mainland China government over our operations in mainland China ~~which countries and regions where we operate~~ could result in a material adverse change in our operations and the value of our ADSs. Our operations may be intervened or influenced by relevant governmental authorities in ~~the countries and regions where we operate~~ mainland China at any time, which could result in a material change in our operations and/or the value of our ADSs. In addition, the mainland China government may take regulatory actions to exert oversight over offerings conducted overseas and/or foreign investment in issuers with significant operations in mainland China depending on the facts and circumstances, and our operations and the value of our securities may be materially affected. ~~to~~ To the extent cash or other assets in the business is in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations on the ability of 51Talk Online Education Group or its subsidiaries to transfer cash or other assets by the PRC government. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities, except for the transfer of funds involving money laundering and criminal activities. However, if restrictions or limitations were to become applicable to cash or other assets transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. There is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions imposed by the PRC government. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—The mainland China government’s significant oversight and discretion over our operations in mainland China ~~by governmental authorities in the jurisdictions where we operate~~ could result in a material adverse change in our operations and the value of our ADSs.”

•	Changes in mainland China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—Changes in mainland China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

Changes in mainland China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

We conduct part of our operations through our subsidiaries in mainland China. Accordingly, our operations, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in mainland China generally and by continued economic growth in mainland China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the global and Chinese economy in 2020, 2021 and 2022 was severe. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Our mainland China subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

We are a holding company incorporated in the Cayman Islands and conduct part of our operations, which pertains to research and development, administration and sales and marketing, through our mainland China subsidiaries. We derive revenues from our business conducted through our offshore subsidiaries. However, there is no assurance that we would not need dividends and other distributions on equity from our mainland China subsidiaries to satisfy our liquidity requirements. Current mainland China regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our mainland China subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our mainland China subsidiaries may also allocate a portion of its after-tax profits based on mainland China accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the mainland China tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our mainland China subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Governmental regulation of currency conversion in mainland China may affect the value of your investment.

The mainland China government imposes regulations on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We charge customers fees in local currencies in some countries and regions outside mainland China where we offer our course offerings, and a significant portion of our costs are incurred in the currencies of the countries and regions where we operate.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

As we primarily derive our revenue from our operations in countries and regions outside mainland China, we are more likely to rely on dividend payments or other distributions from our offshore subsidiaries, if our offshore subsidiaries decide to do so. Additionally, under our current corporate structure, our company in the Cayman Islands may also rely on dividend payments from our mainland China subsidiaries to fund any cash and financing requirements we may have, in the event that our mainland China subsidiaries have accumulated profits to be distributed after meeting their operational needs and legal and contractual requirements related to dividend distribution. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our mainland China subsidiaries in mainland China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The mainland China government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The M&A Rules and certain other regulations of mainland China establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 5, 2023

The M&A Rules discussed in the preceding paragraph and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or mainland China time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may expand our operations in mainland China through acquisition. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. Our ability to expand our operations in mainland China through future acquisitions would as such be materially and adversely affected.

*      *      *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at tangchun@51talk.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 10 6535 5586 or via e-mail at yilin.xu@skadden.com.

Very truly yours,

/s/ Cindy Chun Tang
Name: Cindy Chun Tang
Title: Chief Financial Officer

cc:	Jack Jiajia Huang, Chairman of the Board of Directors and Chief Executive Officer, 51Talk Online Education Group
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Rong Liu, Partner, Marcum Asia CPAs LLP